Exhibit 23

Consent of Sheila Ellen Daniel

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “NI 43-101 Technical Report Feasibility Study of the Rainy River Project, Ontario, Canada”, dated February 14, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

/s/ Sheila Ellen Daniel
Name:	Sheila Ellen Daniel
Title:	Senior Associate Geoscientist; Head, Environmental Management Amec Foster Wheeler Environment & Infrastructure, a Division of Amec Foster Wheeler Americas Limited